July 21, 2025

Tarek Tabsh
Chief Executive Officer
Relativity Acquisition Corp
3753 Howard Hughes Pkwy Suite 200
Las Vegas, NV 89169

       Re: Relativity Acquisition Corp
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-41283
Dear Tarek Tabsh:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Statements of Cash Flows, page F-6

1. It appears that the cash received from your Trust account should be reported as an investing cash inflow instead of as an outflow. Also, the cash paid to redeem stock should be reported as a financing outflow instead of as an inflow. In this regard we note the description of the redemption transaction on page F-14. The impact of this issue is material to your reported investing and financing cash flows for the year. It appears that the audit report and financial statements may need to include error correction disclosures. A similar issue is noted in your March 31, 2025 Form 10-Q.
       Please revise or advise.
 July 21, 2025
Page 2
Exhibits

2. In the event you amend the 10-K and 10-Q, please ensure to include the appropriate reference of the year in your 906 certifications where we note the year ended
       December 31, 2023 was referenced for your 2024 10-K, and also include the lead-
       in sentence referring to internal control over financial reporting in
Item 4 as well as
       Item 4(b) in your 302 certifications we note as missing for your March 31, 2025 10-Q.
       Please also ensure these certifications are currently dated and properly refer to the 10-
       K and 10-Q amendment.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Al Pavot at 202-551-3738 or Li Xiao at 202-551-4391 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services